EXHIBIT 99.5

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
 PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED BY
 SECTION 906 OF THE SARBANES — OXLEY ACT OF 2002

I, Thomas H. Glocer, Chief Executive Officer of Thomson Reuters Corporation (the “Company”), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

a) The Company’s Annual Report on Form 40-F for the year ended December 31, 2008 (the “Form 40-F”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

b) The information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 30, 2009

By:	/s/ Thomas H. Glocer
Thomas H. Glocer
Chief Executive Officer

A signed original of this written statement has been provided to Thomson Reuters and will be retained by Thomson Reuters and furnished to the Securities and Exchange Commission or its staff upon request.